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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 001-14481

                       TELE LESTE CELLULAR HOLDING COMPANY
                 (Translation of registrant's name into English)

                        Av. Silveira Martins 1036, Cabula
                         41150-000 Salvador, BA, Brazil
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F   X               Form 40-F
                        ----                          ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                   No  X
                       ----                  ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                   No  X
                       ----                  ----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                   No  X
                       ----                  ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                               ----

================================================================================

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                       TELE LESTE CELLULAR HOLDING COMPANY

                                TABLE OF CONTENTS


Item
----
1. Press Release entitled "Tele Leste Celular Participacoes S.A. - Minutes of the Ordinary and Extraordinary General Shareholders' Meetings".

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                                                          [GRAPHIC REMOVED HERE]

TELE LESTE CELULAR PARTICIPACOES S.A.
Minutes of the Ordinary and Extraordinary General Shareholders' Meetings
================================================================================

March 26, 2003   (07 pages)

For more information, please contact:

Charles E. Allen
TELE LESTE CELULAR PARTICIPACOES S.A., Brazil
Tel.:    (55-11) 3549-7200
Fax:     (55-11) 3549-7202
E-mail:  callen@telesp.com.br
URL:     www.telefonica.com.br

(Salvador - Brazil), (March 26, 2003) - TELE LESTE CELULAR PARTICIPACOES S.A. (NYSE: TBE; BOVESPA: TLCP) hereby informs the Minutes of the Ordinary and Extraordinary General Shareholders' Meetings held on March 24, 2003:

1. Date, Time and Venue of the Meeting: March 24, 2003, at 13:00 hours, at the Company headquarters located at Av. Silveira Martins N(0) 1036, module 3, 3rd Floor - Auditorium, Cabula, in the Capital of the State of Bahia.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Official Gazette of the State of Bahia, issues of February 19, 20 and 21, 2003 (pages 1, 1 and 5, respectively), A Tarde, issues of February 19, 20 and 21, 2003 (pages 14, 23 and 21, respectively) and Valor Economico, issues of February 19-20, 21, 22 and 23, 2003 (pages A-13, B-3 and A-10, respectively).

3. Agenda:

For the Ordinary General Shareholders' Meeting:
1) Assess the accounts of the Management, analyze, discuss and vote for the approval of the financial statements of the Company, for the fiscal year ended December 31, 2002;
2)   Approval of the budget of the Company for 2003;
3) Deliberation about the allocation of the results of the operations of the fiscal year;
4)   Election of the members of the Board of Directors
5)   Election of the members of the Audit Committee; and
6) Definition of the global annual remuneration of the members of the Board of Directors and the individual remuneration of the Audit Committee.

For the Extraordinary General Shareholders' Meeting:
1) Incorporation of a new management system in the Company, thus modifying the number of members of the Board of Directors, to a minimum of 3 and a maximum of up to 12, their functions and the positions and functions of the management. As a result, articles 14, 15, 16, 17, 18, 20, 22 and 23 of the Company's by-laws are modified;
2) Modification of the Company's by-laws to certain dispositions of Law # 10303/01 regarding the issuance of new shares, thus modifying articles 5 and 6;
3) Approval of the full modification of the Company's by-laws, aiming its modernization and adaptation to the new management system of the Company, and execute the consolidation of the Company's by-laws following the previous resolutions.

4. Attendants: the shareholders of the Company representing more than 2/3 (two thirds) of its voting capital, in conformity with the records and signatures in the Shareholders Attendance Register were present. Were also present the Manager of the Company, Mr. Eduardo Navarro de Carvalho - Vice-President for Corporate Management, the representative of the independent auditors (Deloitte Touche Tomhmatsu), Mr. Marcelo Falcao, the representative of the Audit Committee, Mr. Wolney Querino Schuler Carvalho; and the Company's accountant Mrs. Sonia Abreu Mello.

5. Presiding Officers: Mr. Evandro Luis Pippi Kruel - Chairman and Mrs. Simone Wilches Braga - Secretary.

6. RESOLUTIONS:

6.1 - Starting the meeting, the Chairman explained that the minutes of the meeting would be drawn up as a summary of occurred facts, only containing the transcription of the resolutions, as allowed in article 130, paragraph 1 of the Corporate Law. He also informed that documents or proposals, voting statements or withdraws about the subjects to be deliberated should be presented in written form to the presiding officers, represented by the Secretary of the Meeting for this purpose. Therefore, regarding the item "1" of the Agenda, it was informed that the documentation referring to the rendering of accounts by the management was at the disposal of the shareholders, including the Annual Report, the Financial Statements, duly accompanied by the Report of Independent Auditors and the Report of the Audit Committee, all referring to the fiscal year ended December 31, 2002. Following suit, it was proposed to waive the reading of said documents, duly accepted, once the present shareholders were fully cognizant of the contents, which had been fully published in the Official Gazette of the State of Bahia (pages 2, 3, 4, 9, 10 and 11), in "Jornal A Tarde" (pages 19 to
22) and "Valor Economico" (pages A-10 to A-12) on February 18, 2003. The topic of item 1 of the Agenda was presented for discussion and subsequent voting. It was approved by the majority of the shareholders with the abstention of the shareholders represented by Mr. Marcelo Santos Barbosa and of those legally impaired. The Annual Report and the Financial Statements duly accompanied by the Report of the Independent Auditors and the Report of the Audit Committee (all referring to the fiscal year ended December 31, 2002), were approved by the present shareholders, without any restriction or reserve.

6.2 - The item "2" of the Agenda, abiding by the provisions of article 196 of the Corporate Law, the Budget of the Company for 2003, was submitted and approved by the majority of the shareholders, with the abstention from voting of the shareholders represented by Mr. Marcelo Santos Barbosa and those legally impaired. The consolidated budget amounts to R$63,000,000.00 (sixty three million reais), included in the following budget: a) the funds generated by operations: R$167,545,616.32 (one hundred sixty seven million, five hundred forty five thousand, six hundred sixteen reais and thirty-two cents).

6.3 - The item 3 of the Agenda, taking into consideration the legal dispositions that regulate the subject, was submitted for voting and approved by the majority of the shareholders, with the abstention from voting of the shareholders represented by Mr. Marcelo Santos Barbosa and those legally impaired. As a consequence of said approval, the net loss for the year, amounting to R$4,202,992.92 (four million, two hundred and two thousand, nine hundred ninety nine reais and ninety nine cents) was accounted for in the "Retained Earnings (Losses)" account, and as a result, no Legal Reserve will be accounted for, in accordance with article 193 of Law # 6404/76. It was also approved, based on the established by article 189 of the Law # 6404/76, that the balance of the "Retained Earnings (Losses)" account, after the reversion of interest on net worth and prescribed dividends of R$1,694,761.25 (one million, six hundred ninety four thousand, seven hundred sixty one reais and twenty five cents) was absorbed by the profit reserves for an amount of R$2,508,231.67 (two million, five hundred and eight thousand, two hundred thirty one reais and sixty seven cents).

6.4 - On the item "4" of the Agenda, about the election of the members of the Board of Directors, the President suggested to postpone the voting until the closing of the Extraordinary General Shareholders' Meeting, since there was a proposal to modify the number of members of the Board of Directors. The request was accepted and will be discussed further on in this document.

6.5 - The item "5" of the Agenda, about the election of the members of the Audit Committee, after the indications duly received by the Presiding Officers and counting of votes, the following were elected members of the Audit Committee of the Company: a) by the bearers of the common minoritary shares representing 20.67%, shareholders represented by Mr. Marcelo Santos Barbosa, in a separate voting with the abstention of the Majority shareholder, as an effective member:
Mr. Gustavo Lessa Campos Netto, Brazilian, married, business administrator and lawyer, bearer of identity card RG # 6.739.263-5, SSP-SP, enrolled in the Individual Taxpayers' Register under CPF # 034.683.908-40, resident in the Capital of the State of Sao Paulo, with residential address at Rua Praca Senador Lineu Prestes 304, Ap. 72, , Sao Paulo - SP, and as a deputy member Mr. Fabio Anderaos de Araujo, Brazilian, married, business administrator, bearer of identity card RG # 5.299.029-1 SSP/SP, enrolled in the Individual Taxpayers' Register under CPF # 526.567.808-53, with residential address at Rua Pedro Gomes Cardim 128, Ap. 61, Guaiuba, Sao Paulo - SP. The shareholder Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI refrained from voting;
b) by the bearers of the non-voting preferred shares representing 3.350% of the non-voting shares, shareholders represented by Mr. Humberto de Paula Lima Isaac, Mr. Luiz Martins Codorniz Sobrinho and Mrs. Carolina Mariano Leme da Costa, in a separate voting with the abstention of the Majority shareholder, as an effective member: Mr. Luiz Alberto de Castro Falleiros, Brazilian, married, economist, bearer of identity card RG # 6.855.739, SSP-SP, enrolled in the Individual Taxpayers' Register under CPF # 024.351.768-80, resident at Rua Jose Oliveira Lamberti 103, Sorocaba, SP, and as a deputy member Mr. Luciano Carvalho Ventura, Brazilian, married, economist and business administrator, bearer of identity card RG # 8.147.870 SSP/SP, enrolled in the Individual Taxpayers' Register under CPF # 018.153.854-72, resident in the Capital of the State of Sao Paulo, with residential address at Rua Marechal Bittencourt 408, Jardim Paulista. The shareholder Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI refrained from voting and the shareholders represented by Mr. Humberto de Paula Lima Isaac and Mr. Luiz Martins Codorniz Sobrinho refrained from voting in the election of the deputy member; c) by the general vote of the common shares were elected as effective members: Mr. Wolney Querino Schuler Carvalho, Brazilian, married, accountant, bearer of identity card RG # 1.980.386-4 SSP/PR, enrolled in the Individual Taxpayers' Register under CPF # 348.333.669-91, resident in the city of Sao Paulo, State of Sao Paulo, with commercial address at Rua do Livramento, 66, block A, 1st floor; Mr. Joao Luis Tenreiro Barroso, Brazilian, single, economist, bearer of identity card # 04.291.751-8, enrolled in the Individual Taxpayers' Register under CPF 506.464.277-68, resident in the capital of the State of Rio de Janeiro, with residential address at Rua Humberto de Campos 664, Ap. 501, Leblon, and commercial address in the Capital of the State of Sao Paulo, at Av. Brigadeiro Faria Lima 2277, 15th Floor, 1503, Jardim Paulistano; and Mr. Cleuton Augusto Alves, Brazilian, married, accountant, bearer of identity card # 674.786 SSP/DF, enrolled in the Individual Taxpayers' Register under CPF # 239.615.461-34, resident in the city of Sao Paulo, State of Sao Paulo, with commercial address at Rua do Livramento, 66, block A, 1st floor; and as deputy members: Mr. Oswaldo Vieira Luz, Brazilian, married, accountant, bearer of identity card RG # 6.557.989 - SSP/SP, enrolled in the Individual Taxpayers' Register under CPF # 810.805.308-00, resident in the Capital of the State of Sao Paulo, with commercial address at Rua do Livramento, 66, block A, 1st floor; Mr. Jose Guilherme Feijao Queiroz de Ataide, Portuguese, single, graduated at Law, bearer of identity card RNE # V355.773-S, enrolled in the Individual Taxpayers' Register under CPF/MF # 224.291.638-61, resident at Rua Melo

Alves 751, Ap. 21, Jardim America, Sao Paulo-SP, with commercial address at Av. Brigadeiro Faria Lima 2277, 15th Floor, 1503, Jardim Paulistano, Sao Paulo - SP and Mr. Jose Alberto Bittencoourt da Camara Graca, Brazilian, married, lawyer, bearer of identity card OAB/RJ # 35.396, enrolled in the Individual Taxpayers' Register under CPF/MF # 329.852.587-15, resident at Rua Alexandre Ferreira 181/501, Rio de Janeiro - RJ. All the Audit Committee Members now elected shall have the term of office beginning on the present date and expiring on the date of the Annual General Meeting of 2004. It was also recorded that none of those elected where legally impaired to take office.

6.6 - The item "6" of the Agenda, concerning the definition of the remuneration of the members of Board of Directors and the Audit Committee, it was approved by the majority of the shareholders, with the abstention of the shareholders represented by Mr. Marcelo Santos Barbosa, that the annual global remuneration of the Directors shall be fixed in R$354,000.00 (three hundred fifty four thousand reais), being the Board of Directors' duty to distribute it among the members and the Management. It was also approved by the majority of the shareholders, with the abstention of the shareholders represented by Mr. Marcelo Santos Barbosa, that the remuneration of the members of the Audit Committee shall be fixed in R$1,317.00 (one thousand three hundred seventeen reais), not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation), on the terms of the disposition of the Law #6404/76.

6.6 - Discussion of the agenda of the Extraordinary General Shareholders' Meeting. The item "1" of the Agenda, was submitted and approved by the majority of the shareholders, with the abstention from voting of the shareholders represented by Mr. Marcelo Santos Barbosa, the new administrative system of the Company, thus modifying the number of members of the Board of Directors, to a minimum of 3 and a maximum of up to 12, their functions and the positions and functions of the management. As a result, articles 14, 15, 16, 17, 18, 20, 22 and 23 of the Company's by-laws are modified, enabling the transcription of such modifications in the minutes.

6.7 - The item "2" of the Agenda of the Extraordinary General Shareholders' Meeting was approved by the majority of the shareholders, with the abstention of the shareholders represented by Mr. Marcelo Santos Barbosa, on the modification of articles 5 and 6, and with the opposite vote of the shareholder Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI, regarding the modification of the article 6, the modification of the Company's by-laws in order to adapt them to certain disposition of Law # 10303/01 regarding the issuance of new shares, thus modifying the articles 5 and 6 of the Company's by-laws, enabling the transcription of such modifications in the minutes.

6.8 - The item "3" of the Agenda of the Extraordinary General Shareholders' Meeting regarding the full modification of the Company's by-laws, aiming its modernization and adaptation to the new management system of the Company, the President clarified that consolidated by-laws, duly signed by the Presiding Officers, will be filed in the Company's headquarters, as Doc. 1, and will have a copy filed in relevant Junta Commercial (Business Board). Being the Company's consolidated by-laws already at the disposition of the shareholders, the President submitted the topic to discussion and voting, being approved by the majority of the shareholders, with the abstention of the shareholders represented by Mr. Marcelo Santos Barbosa, and with the vote of the shareholder Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI, only regarding the modification of the paragraph 1 of article 12 and article 19.

6.9 - Once approved the reform and consolidation of the Company's by-laws, the shareholders returned to the item "4" of the Agenda of the Ordinary General Shareholders' Meeting regarding the election of the members of the Board of Directors. In accordance to the Call Notice for the Meeting, the minimum percentage of the capital stock to participate in the multiple voting for the members of the Board of Directors was 5% (five per cent). Since the shareholders represented by Mr. Marcelo Santos Barbosa requested the adoption of the process with the minimum preceding time, 48 hours, it was informed that in order to appoint a member for the Board of Directors a minimum of 8,815,982,637 common shares was needed. After the indications of the Presiding Officers were distributed and the voting were counted, the following were unanimously elected by exclusive vote of the common minoritary shareholders to take two places in the Board of Directors: Mr. Joao Fabio de Souza Tavares, Brazilian, married, economist, bearer of identity card 07044243-9 IFP/RJ, enrolled in the Individual Taxpayers' Register under CPF 003.438.447-29, resident in the capital of the State of Rio de Janeiro, with residential address at Rua Prudente de Morais 985, 401; and Mr. Eduardo Carlos Gadelha de Faria, Brazilian, married, engineer, bearer of identity card of the Ministry of the Navy 382.726, enrolled in the Individual Taxpayers' Register under CPF 051.974.947-27. Continuing with the procedures, the following were unanimously reelected, with the abstention of those legally impaired, to be part of the Board of Directors: Mr. Felix Pablo Ivorra Cano, Spanish, married, engineer, bearer of identity card RNE V250982-E, enrolled in the Individual Taxpayers' Register under CPF 055.076.307-47, resident in the capital of the State of Rio de Janeiro, with commercial address at Praia de Botafogo 501, 8th Floor, Torre Corcovado, Botafogo, Rio de Janeiro, RJ; Mr. Fernando Xavier Ferreira, Brazilian, married, engineer, bearer of identity card 585.363 SSP/PR, enrolled in the Individual Taxpayers' Register under CPF 142.144.239-68, resident in the capital of the State of Sao Paulo, with commercial address at Rua Martiniano de Carvalho 851, 21st Floor, Sao Paulo - SP. There were also elected: Mr. Antonio Viana-Baptista, Portuguese, married, economist, bearer of passport No. R-026509, valid until April 02, 2011, enrolled in the Individual Taxpayers' Register under CPF 222.541.978-78, resident in the city of Madrid, Spain, with commercial address at Paseo de Recoletos 7-9, 3rd Floor; Mr. Ernesto Lopez Mozo, Spanish, married, economist, bearer of passport No. 513 736 39-B, valid until September 12, 2005, resident in Spain, with commercial address at Paseo de Recoletos 7-9, Madrid, Spain; Mr. Zeinal Abedin Mohamed Bava, Portuguese, married, engineer, bearer of Portuguese passport No. G 312.206, valid until February 27, 2012, enrolled in the Individual Taxpayers' Register under CPF/MF 057.368.807-92, resident in Portugal, at Rua Fernando Namora 34, Ap. 9, Lisboa; Mr. Carlos Manuel de Lucena e Vasconcelos Cruz, Portuguese, married, business manager, bearer of Portuguese passport No. E 197.204, valid until July 19, 2003, enrolled in the Individual Taxpayers' Register under CPF/MF 227.739.558-70, resident in Portugal, at Quinta Patino, Av. da Republica 1910, Lot 12, Alcoitao; Mr. Iriarte Jose de Araujo Esteves, Portuguese, married, engineer, bearer of Portuguese passport No. F 370.234, valid until February 02, 2010, resident in Portugal, at Rua Carlos Anjos 21, R/Chao, Estoril, concelho de Cascais; Mr. Eduardo Perestrelo Correia de Matos, Portuguese, married, economist, bearer of identity card RG 35.939.115-1 SSP/SP, enrolled in the Individual Taxpayers' Register under CPF/MF 186.001.968-41, resident in the city of Sao Paulo, State of Sao Paulo, with residential address at Rua Breno Pinheiro 262, Morumbi, CEP 05661-000, and commercial address at Av. Brigadeiro Faria Lima 2277, 15th Floor, 1503, Jardin Paulistano, CEP 01452-000; Mr. Paulo Jorge da Costa Goncalves Fernandes, Portuguese, married, engineer, bearer of Portuguese passport No. G 196.267, valid until August 07, 2011, resident in Portugal, at Rua Neutel de Abreu 13, 12-B, Benfica, Lisboa; and Mr. Ignacio Aller Mallo, Spanish, married, business manager, bearer of Spanish passport No. Q 666192, valid until March 03, 2013, resident in Spain, at Calle Goya 24, Madrid. The Directors now elected will have their mandate expiring 3 (three) years from this date. It is also registered that the controller shareholder Iberoleste Participacoes S.A., that appointed the last 10 (ten) Directors, obtained from the recently elected Directors the information that they are in condition to sign the declaration mandated by CVM Instruction # 367/2002 and that they committed themselves to file such signed declaration at the moment of taking their office. In accordance to the established by paragraph 2 of article 146 of the Law # 6404/76 (modified by Law #10303/2001), the start of the mandate for Directors resident abroad is conditioned to the appointment of a representative resident within the country.

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the shareholders and will henceforth be contained in the meeting log. In accordance to the paragraph two of article 130, of the Law #6404/76, the publication of the minutes without including the signatures of the shareholders is authorized. Salvador, March 24, 2003.

Signatures:
Evandro Luis Kippi Kruel - President
Simone Wilches Braga - Secretary
Iberoleste Participacoes S.A. - represented by Mr. Evandro Luis Pippi Kruel Brasilcel N.V. - represented by Mrs. Evandro Luis Pippi Kruel
Tagilo Participacoes Ltda. - represented by Mrs. Simone Wilches Braga

Caixa de Previdencia dos Funcionarios do Banco do Brasil - Previ - Represented by Mr. Guilherme Franco

Represented by Mr. Daniel Alves Ferreira
MLC Limited
Capital International Emerging Markets Fund
Emerging Markets Trust
Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts
State Street Australia Limited as Trustee for NCIT Capital International - Emerg. Markets Shares Trust
Merril Lynch Latin America Fund, Inc.

Represented by Mr. Daniel Alves Ferreira
Capital Guardian Emerging Markets Equity Master Fund
Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts

Represented by Marcelo Santos Barbosa
Latinvest Holdings Delaware, LLC
Latinvest Partners Delaware, LLC
Latinvest Fund Delaware, LLC
Globalvest Value Holdings Delaware, LLC
Globalvest Hedge Delaware, LLC
Brazvest Fund Delaware, LLC
Utilitivest II Delaware, LLC
Utilitivest III Delaware, LLC

Represented by Mr. Humberto de Paula Lima Isaac
BBA Investprev Fundo de Investimento em Acoes
BBA Ibovespa Private Fundo de Investimento em Acoes
BBA Ibovespa Institucional Fundo de Investimento em Acoes
BBA Index Ibovespa Fundo de Investimento em Acoes
BBA Aquarius Fundo de Investimento em Acoes
Previd Exxon - Sociedade de Previdencia Privada
BBA Taurus Fundo de Investimento em Acoes
Fundacao Assistencial e Previdenciaria da Extensao Rural do Rio Grande do Sul BBA Top Safira Fundo de Investimento em Acoes

Represented by Mrs. Carolina Mariano Leme da Costa
Bradesco BD Fundo de Investimento em Acoes Ibovespa
Bradesco Fundo de Investimento Financeiro Midas
Bradesco Fundo de Investimento Financeiro Plus I
Bradesco Fundo de Investimento em Acoes - Livre
Bradesco Fundo de Investimento em Acoes Private Ibovespa
Fundo de Investimento em Acoes BCN Index
Bradesco Vida e Previdencia S.A.
Bradesco Seguros S.A.
Bradesco Capitalizacao S.A.
CAOA Seguros do Brasil S.A.
ABBPREV - Sociedade de Previdencia Privada

Represented by Mr. Luiz Martins Codorniz Sobrinho
Clube de Investimento Itau
Itau Selected - Fundo de Investimento em Acoes
Itau LAM Mature - Fundo de Investimento em Acoes - Espelho

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               TELE LESTE CELLULAR HOLDING
                               COMPANY

Date:  March 26, 2003.         By:  /s/ Charles E. Allen
                                  ----------------------------------------------
                                  Name:    Charles E. Allen
                                  Title:   Investor Relations Director